Via Facsimile and U.S. Mail
Mail Stop 6010

April 22, 2008

Mr. Peter W. Keegan
Chief Financial Officer
Loews Corporation
667 Madison Avenue
New York, NY 10065-8087

Re: Loews Corporation
Form 10-K for the Fiscal Year Ended December 31, 2007
File No. 001-06541

Dear Mr. Keegan:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Business
HighMount Exploration and Production LLC, page 19

1.   Please submit to us the petroleum engineering reports – in hard copy and electronic digital format - you used as the basis for Highmount's 2007 proved reserve disclosures. The reports should include:

a) One-line recaps for each property sorted by field and by present worth within each proved reserve category including the dates of first booking and estimated first production for your proved undeveloped properties;

b) Total company summary income forecast schedules for each proved reserve category with proved developed segregated into producing and non-producing properties;

c) Individual income forecasts for each of the three largest properties (net equivalent reserve basis) in the proved developed and proved undeveloped categories as well as the AFE for each of the three PUD projects;

d) Engineering exhibits (e.g. maps, rate/time plots, volumetric calculations) for each of these six largest properties. Please include normal operational plots such as oil cut vs. cumulative production and injection history/estimated fill up for any secondary recovery units in the largest three developed properties. Also include base maps for each PUD property/field that identify existing well and PUD locations as well as producing status. You may contact us for assistance in this or any other matter.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Investments

Asset-backed and Sub-prime Mortgage Exposure, page 129

2. Please revise to discuss whether the investment grade rating on these exposures is dependant on guarantees issued by third parties, and if so, disclose the rating without the guarantee. For both these guarantees and the CDS purchased, disclose the exposure to guarantor/counter party default.

3. You disclosed that your fixed maturity investment portfolio was valued in part based on market prices provided by a third party pricing service. While you are not required to make reference to the third party pricing service, when you do you must also disclose the name of the independent pricing service. If you include or incorporate by reference this disclosure into a 1933 Securities Act filing, you will also need to include the consent of the third party pricing service.

<u>Financial Statements – December 31, 2007</u>

<u>Note 1. Summary of Significant Accounting Policies</u>

<u>Revenue Recognition, page 149</u>

4.   Please provide the disclosures required by EITF 90-22 related to these gas imbalances. Refer to the second paragraph of the "EITF Discussion" section of that document.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish the letter to us via EDGAR under the form type label CORRESP. Please direct the hard copy engineering items in comment one to: U.S. Securities and Exchange Commission 100 F Street NE Washington, DC 20549-7010 Attn: Ronald M. Winfrey

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Jim Atkinson, Accounting Branch Chief, at (202) 551-3674 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant